UNITED STATES OF AMERICA
                  BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


------------------------------

IN THE MATTER OF                                   FIRST
NATIONAL FUEL GAS COMPANY                          CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION               PURSUANT TO RULE 24
FILE NO. 70-9175

(Public Utility Holding Company Act of 1935)
-------------------------------



         This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions authorized by the Securities and Exchange Commission by orders dated May 12, 1999 and August 27, 1999, have been carried out in accordance with the terms and conditions of and for the purpose represented in the Application-Declaration of National Fuel Gas Company and National Fuel Gas Supply Corporation in the above file, and the aforementioned orders.

         IN WITNESS WHEREOF, National has caused this Certificate to be executed this 23rd day of November, 1999.

                            NATIONAL FUEL GAS COMPANY



                            By:  /s/ James R. Peterson
                               ------------------------------------------------
                               James R. Peterson
                               Assistant Secretary



                            NATIONAL FUEL GAS SUPPLY
                                   CORPORATION



                            By:  /s/ John R. Pustulka
                               ------------------------------------------------
                               John R. Pustulka
                               Vice President